SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:  November 2011.

Commission File Number:  000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
(Exact name of registrant as specified in its charter)

220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______.

EXHIBIT LIST

Exhibit	Description

99.1	Loan Agreement between Her Majesty the Queen in Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Company, dated as of September 28, 2011*

*Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2012

HYDROGENICS CORPORATION

By:	/s/ Jennifer Barber
	Name:	Jennifer Barber
	Title:	Chief Financial Officer

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